R. Randall Wang Partner Direct: (314) 259-2149 rrwang@bryancave.com

December 19, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Reinsurance Group of America, Incorporated

Definitive Proxy Statement

Filed April 11, 2007

Comment Letter dated December 6, 2007

File No. 001-11848

Dear Mr. Buchmiller:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 6, 2007 (the “Comment Letter”) with respect to the definitive proxy statement filed with the Commission by Reinsurance Group of America, Incorporated (the “Company”) on April 11, 2007 in connection with the Company’s 2007 Annual Meeting of Shareholders.

Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we reproduce below the comment, which is followed by the Company’s response.

1.

We note your response to prior comment 2 and 5. With respect to your employee solicitation concerns, it is unclear why the disclosure of the target information on a historical basis would be any more useful to your competitors or cause any more competitive harm than the disclosure of the actual compensation paid to the named executive officers that is already contained in your proxy statement. It is also unclear why such information would not be material to your shareholders’ understanding of your prior year’s compensation decisions with respect to the named executive officers. As such, we continue to believe that you should disclose the specific quantitative and qualitative aspects of the performance objectives used to determine incentive payments and grants for the prior fiscal year in your future filings.

The Company plans to disclose target information on a historical basis in future filings with respect to its named executive officers.

2.	The Company acknowledges the following:

Securities and Exchange Commission

Attention: Tim Buchmiller

December 19, 2007

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should require any additional information regarding these matters, please do not hesitate to contact the undersigned at 314-259-2149 or by fax at 314-552-8149

Very truly yours,

/s/ R. Randall Wang

R. Randall Wang

cc:        William L. Hutton